Filed by Perfect Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Provident Acquisition Corp.

Commission File No. 001-39860

Date: October 11, 2022

On Tuesday, October 11, 2022, the following communications were made by Provident Acquisition Corp. and Perfect Corp.:

Email to Investors

Dear investors of Provident Acquisition Corp. (“Provident”: Ticker: PAQC) and Perfect Corp. (“Perfect”),

We wanted to give you a quick update on where we stand in the process of the business combination as we are in the final stretch for this exciting transaction.

The SEC has declared the effectiveness of Perfect’s registration statement on Form F-4, which includes a definitive proxy statement/prospectus, on September 30, 2022.

Below is a copy of the press release announcing that the Form F-4 registration statement is effective.

Provident recommends all of its shareholders to vote "FOR" ALL PROPOSALS in advance of the extraordinary general meeting (“EGM”) by telephone, via the internet, or by signing, dating, and returning the proxy card upon receipt by following the instructions on the proxy card.

Provident’s EGM to vote on the de-SPAC transaction will be on October 25, 2022. The business combination is expected to close shortly after approval by Provident’s shareholders and the satisfaction of other customary closing conditions as described in the definitive proxy statement/prospectus.

We very much look forward to the closing, and going public is just the beginning of another transformational journey for Perfect!

We remain available to arrange a call to answer any additional questions you may have. Please let us know your availability in the week of October 17 and we will be happy to coordinate accordingly.

Best regards,

Perfect Corp. and Provident Acquisition Corp.

Perfect Corp. and Provident Acquisition Corp. Announce Effectiveness of Registration Statement and Extraordinary General Meeting Date for Proposed Business Combination

- Extraordinary general meeting of Provident’s shareholders to be held on October 25, 2022 at 9:00 a.m. Eastern Time

- Provident recommends all Provident’s shareholders vote “FOR” all proposals at the extraordinary general meeting

NEW YORK – September 30, 2022 – Perfect Corp. (“Perfect”), a global leader in providing augmented reality (“AR”) and artificial intelligence (“AI”) Software-as-a-Service (“SaaS”) solutions to beauty and fashion industries, and Provident Acquisition Corp. (Nasdaq: PAQC; "Provident"), a special purpose acquisition company, today announced that Perfect’s registration statement on Form F-4 (the “Registration Statement”) related to their previously announced proposed business combination (the “Business Combination”) has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”).

The declaration of effectiveness of the Registration Statement by the SEC and Provident’s filing of the definitive proxy statement/prospectus is an important step in Perfect becoming a publicly-traded company listed on the New York Stock Exchange upon the close of the Business Combination.

Provident will hold an extraordinary general meeting of its shareholders (the “EGM”) at 9:00 a.m. Eastern Time on October 25, 2022 to approve, among other things, the Business Combination. Shareholders of record of Provident at the close of business on September 14, 2022 will be entitled to receive notice of and to vote at the EGM, which will be held virtually via live webcast at www.cstproxy.com/paqc/2022 and physically at the offices of Davis Polk & Wardwell located at The Hong Kong Club Building, 3A Chater Road, Hong Kong, as further described in the definitive proxy statement/prospectus. Provident’s shareholders will be permitted to attend the EGM in person only to the extent consistent with, and permitted by, applicable law and directives of public health authorities and the venue provider.

The Business Combination is expected to close shortly after approval by Provident’s shareholders and the satisfaction of other customary closing conditions as described in the definitive proxy statement/prospectus.

A copy of the definitive proxy statement/prospectus can be accessed via the SEC website at www.sec.gov.

Provident recommends all of its shareholders to vote "FOR" ALL PROPOSALS in advance of the EGM by telephone, via the internet, or by signing, dating, and returning the proxy card upon receipt by following the instructions on the proxy card.

Provident’s sponsor, Provident Acquisition Holdings Ltd., and other shareholders of Provident who collectively own approximately 20% of Provident’s shares, have agreed to vote their respective shares in favor of the Business Combination proposal and any related proposals at the EGM.

Provident’s shareholders who have questions or need assistance voting may contact Morrow Sodali LLC, Provident’s proxy solicitor, by calling 800-662-5200 or 203-658-9400 (banks and brokers), or by emailing PAQC.info@investor.morrowsodali.com.

About Perfect Corp.

Founded in 2015, Perfect is a global leader in providing AR and AI SaaS solutions to beauty and fashion industries. Utilizing facial 3D modeling, and AI deep learning technologies, Perfect empowers beauty brands with product try-on, facial diagnostics, and digital consultation solutions to provide consumers with an enjoyable, personalized, and convenient omnichannel shopping experience. Today, Perfect has the leading market share in helping the world’s top beauty brands execute digital transformation, improve customer engagement, increase purchase conversion, and drive sales growth while maintaining environmental sustainability and fulfilling social responsibilities. For more information, visit https://www.perfectcorp.com/business.

About Provident Acquisition Corp.

Affiliated with Provident Capital, Provident is a special purpose acquisition company formed for the purpose of entering into a combination with one or more businesses. Provident’s sponsor team combines over 85 years of experience in investment, technology, and beauty industries to bring an innovative global technology leader to the public capital market. Led by Winato Kartono as the executive chairman, Michael Aw as the CEO and CFO, and Andre Hoffmann as the president, Provident seeks to complete business combinations with companies headquartered in Asia but with global footprints, proven technologies, and leading market share. To learn more, visit http://www.paqc.co.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect and Provident. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity, number of customers or user and market share, the capability of Perfect’s technology, Perfect’s business plans including its plans to expand globally, the sources and uses of cash from the proposed Business Combination, the anticipated enterprise value of the combined company following the consummation of the proposed Business Combination, any benefits of Perfect’s partnerships, strategies or plans as they relate to the proposed Business Combination, anticipated benefits of the proposed Business Combination and expectations related to the terms and timing of the proposed Business Combination are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially diﬀerent from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s and Provident’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s and Provident’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect or Provident to predict these events or how they may affect Perfect or Provident. In addition, there are risks and uncertainties described in the definitive proxy statement/prospectus relating to the proposed Business Combination, which was filed with the SEC on September 30, 2022, and other documents filed by Perfect or Provident from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to diﬀer materially from those contained in the forward-looking statements. Neither Perfect nor Provident can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination; the outcome of any legal proceedings that have been or may be instituted against Perfect, Provident, the combined company or others; the inability to complete the Business Combination due to the default in any forward purchase agreement, PIPE subscription agreement or failure to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Perfect or Provident as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with brands, customers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; Perfect’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; unforeseen developments in the relatively new and rapidly evolving markets in which Perfect operates, competition in the markets in which Perfect operates or plans to operate, including with competitors who have significantly more resources; ability to retain and expand sales to existing brand customers and individual app users or attract new brand customers and new app users, or if users decrease their level of engagement with our brand customers or Perfect’s apps; ability to monetize Perfect’s apps to generate sustainable revenue; ability to make continued investments in Perfects AI and AR-powered technologies; the need to attract, train and retain highly-skilled technical workforce; reliance on certain platforms for payment processing; user misconduct or misuse of Perfect’s apps; security breaches of improper access to data or user data; reliance on a limited number of cloud storage service providers; reliance on third-party proprietary or open-source software; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of brand partners for a significant portion of Perfect’s revenue; use of a dual-class structure by the combined company; interests of certain Perfect shareholders may differ from those of investors in the combined company; internal control over financial reporting and ability to remediate any significant deficiencies or material weaknesses; changes in laws and regulations related to privacy, cybersecurity and data protection; ability to enforce, protect and maintain intellectual property rights; geopolitical, regulatory and other risks associated with Perfect’s operations in the Republic of China and the People’s Republic of China; and other risks and uncertainties set forth in the section entitled “Risk Factors” in the definitive proxy statement/prospectus filed by Provident with the SEC and those included under the heading of “Risk Factors” in its annual report on Form 10-K for year ended December 31, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Perfect nor Provident presently knows or that Perfect and Provident currently believe are immaterial that could also cause actual results to diﬀer from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, Provident, their respective directors, officers or employees or any other person that Perfect and Provident will achieve their objectives and plans in any specified time frame, or at all. Except as required by applicable law, neither Perfect nor Provident has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect or Provident as of any date subsequent to the date of this communication.

Additional Information and Where to Find It

In connection with the Business Combination, Perfect has filed relevant materials with the SEC, including the Registration Statement, which includes a proxy statement/prospectus of Provident, which was declared effective by the SEC on September 30, 2022, and will file other documents regarding the Business Combination with the SEC. Provident's shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about Perfect, Provident and the Business Combination. Provident will mail the definitive proxy statement/prospectus and a proxy card to each Provident’s shareholder entitled to vote at the EGM. Before making any voting or investment decision, investors and shareholders of Provident are urged to carefully read the entire Registration Statement, the definitive proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Business Combination. The documents filed by Provident and Perfect with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Provident and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Provident and their ownership of Provident securities are included in the definitive proxy statement/prospectus for the Business Combination at www.sec.gov. Other information regarding the interests of the participants in the proxy solicitation is included in the proxy statement/prospectus pertaining to the Business Combination. These documents can be obtained free of charge from the source indicated above.

Perfect and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Provident in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the definitive proxy statement/prospectus pertaining to the Business Combination. These documents can be obtained free of charge from the source indicated above.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Investor_Relations@PerfectCorp.com
Phone: +1 (646) 880 9057

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: press@PerfectCorp.com
Phone: +1 (646) 308 1649